FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For October 10, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                  --------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]    Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]    No [X]

                               INDEX TO EXHIBITS

Item
----

1.        AerCo Limited Monthly Report to Noteholders for October 2002.

24.       Power of Attorney for AerCo Limited.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 10, 2002


                                             AERCO LIMITED


                                             By:  /s/ Pat Keating
                                                 -----------------------------
                                                  Name:  Pat Keating
                                                  Title: Attorney-in-Fact

                                                                         Item 1

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                               October-02
Payment Date                        15th of each month
Convention                          Modified Following Business Day
Current Payment Date                15-Oct-02
Current Calculation Date            8-Oct-02
Previous Payment Date               16-Sep-02
Previous Calculation Date           10-Sep-02
-------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

---------------------------------------------------------------------------------------------------------------------
                                           Prior               Deposits           Withdrawals           Balance on
                                          Balance                                                    Calculation Date
                                         10-Sep-02                                                       8-Oct-02
---------------------------------------------------------------------------------------------------------------------
Expense Account                         4,978,228.35        4,932,886.53        (5,407,828.29)          4,503,286.59
Collection Account                     98,135,174.46       14,926,802.05       (15,879,772.46)         97,182,204.05
Aircraft Purchase Account                          -                   -                    -                      -

 - Liquidity Reserve cash balance      82,255,402.00                   -          (700,000.00)         81,555,402.00
---------------------------------------------------------------------------------------------------------------------
Total                                 103,113,402.81       19,859,688.58       (21,287,600.75)        101,685,490.64
---------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

---------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                       -
Interest Income                                                                                                    -
Aircraft Purchase Payments                                                                                         -
Economic Swap Payments                                                                                             -
---------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                -
---------------------------------------------------------------------------------------------------------------------


3. Analysis of Expense Account Activity

---------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                            4,978,228.35
Transfer from Collection Account on previous Payment Date                                               4,926,040.14
Permitted Aircraft Accrual                                                                                         -
Interim Transfer from Collection Account                                                                           -
Interest Income                                                                                             6,846.39
Balance on current Calculation Date
 - Payments on previous payment date                                                                   (4,756,853.30)
 - Interim payments                                                                                      (650,974.99)
 - Other                                                                                                           -
---------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                     4,503,286.59
---------------------------------------------------------------------------------------------------------------------


4. Analysis of Collection Account Activity

---------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                           98,135,174.46
Collections during period                                                                              14,926,802.05
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                             (1,021,771.65)
 - Permitted Aircraft Modifications                                                                                -
Interim Transfer to Expense Account                                                                                -
Net Swap payments on previous Payment Date                                                             (3,904,268.49)
Aggregate Note Payments on previous Payment Date                                                      (10,953,732.32)
---------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                    97,182,204.05
---------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                       30,000,000.00
Second Collection Account Reserve                                                                      35,000,000.00
Cash Held
 - Security Deposits                                                                                   16,555,402.00
                                                                                                     ----------------
 Liquidity Reserve Amount                                                                              81,555,402.00
                                                                                                     ----------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                15-Oct-02
Current Calculation Date            8-Oct-02
Previous Payment Date               16-Sep-02
Previous Calculation Date           10-Sep-02
-------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                      101,685,490.64
Liquidity Reserve Amount                                                                       (81,555,402.00)
                                                                                            ------------------
Available Collections                                                                           20,130,088.64
                                                                                            ==================

4. Analysis of Collection Account Activity (Continued)
--------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)           Total Required Expense Amount                                                      6,200,000.00
(II) a)       Class A Interest but excluding Step-up                                             1,519,826.19
     b)       Swap Payments other than subordinated swap payments                                3,314,761.76
(iii)         First Collection Account top-up (Minimum liquidity reserve $30 m)                 30,000,000.00
(iv)          Class A Minimum principal payment                                                             -
(v)           Class B Interest                                                                     284,256.80
(vi)          Class B Minimum principal payment                                                     20,779.45
(vii)         Class C Interest                                                                     446,563.69
(viii)        Class C Minimum principal payment                                                             -
(ix)          Class D Interest                                                                     708,333.33
(x)           Class D Minimum principal payment                                                             -
(xi)          Second collection account top-up                                                  51,555,402.00
(xii)         Class A Scheduled principal                                                                   -
(xiii)        Class B Scheduled principal                                                          534,086.51
(xiv)         Class C Scheduled principal                                                          459,637.53
(xv)          Class D Scheduled principal                                                                   -
(xvi)         Permitted accruals for Modifications                                                          -
(xvii)        Step-up interest                                                                     221,761.18
(xviii)       Class A Supplemental principal                                                     6,420,082.19
(xix)         Class E Primary Interest                                                                      -
(xx)          Class B Supplemental principal                                                                -
(xxi)         Class A Outstanding Principal                                                                 -
(xxii)        Class B Outstanding Principal                                                                 -
(xxiii)       Class C Outstanding Principal                                                                 -
(xxiv)        Class D Outstanding Principal                                                                 -
(xxv)         Subordinated Swap payments                                                                    -
                                                                                            ------------------
              Total Payments with respect to Payment Date                                      101,685,490.64
              less collection Account Top Ups (iii) (b) and (xi) (b) above                      81,555,402.00
                                                                                            ------------------
                                                                                                20,130,088.64
                                                                                            ==================

--------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                         15-Oct-02
Current Calculation Date                     8-Oct-02
Previous Payment Date                        16-Sep-02
Previous Calculation Date                    10-Sep-02
-------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

--------------------------------------------------------------------------------------------------------------------------------
                                                             Subclass           Subclass           Subclass             Total
Floating Rate Notes                                             A-2                A-3                A-4              Class A

--------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                             1.82313%            1.82313%           1.82313%
Applicable Margin                                             0.3200%             0.4600%            0.5200%
Applicable Interest Rate                                     2.14313%            2.28313%           2.34313%
Day Count                                                     Act/360             Act/360            Act/360
Actual Number of Days                                              29                  29                 29
Interest Amount Payable                                    227,930.16        1,012,619.21         279,276.83
Step-up Interest Amount Payable                             NA                 221,761.18          NA
--------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                        227,930.16        1,234,380.39         279,276.83        1,741,587.37
--------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                 15-Dec-05           15-Jun-02          15-May-11
Excess Amortisation Date                                    17-Aug-98           15-Feb-06          15-Aug-00
--------------------------------------------------------------------------------------------------------------------------------
Original Balance                                       290,000,000.00      565,000,000.00     235,000,000.00
Opening Outstanding Principal Balance                  132,025,487.41      550,579,481.88     147,959,557.46      830,564,526.75
--------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                          56.78%             100.00%             82.45%
Pool Factors                                                   44.82%             100.00%             71.82%
--------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                           -                   -                  -                   -
Scheduled Principal Payment                                         -                   -                  -                   -
Supplemental Principal Payment                           2,047,487.41        4,372,594.78                  -        6,420,082.19
--------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                      2,047,487.41        4,372,594.78                  -        6,420,082.19
--------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                                -
- amount allocable to premium
--------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                  129,978,000.00      546,206,887.10     147,959,557.46      824,144,444.56
--------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                             Subclass            Subclass            Total
Floating Rate Notes                                             B-1                B-2              Class B

------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                             1.82313%            1.82313%
Applicable Margin                                             0.6000%             1.0500%
Applicable Interest Rate                                     2.42313%            2.87313%
Day Count                                                     Act/360             Act/360
Actual Number of Days                                              29                  29
Interest Amount Payable                                    125,342.50          158,914.30
Step-up Interest Amount Payable                             NA                  NA
------------------------------------------------------------------------------------------------------------
Total Interest Paid                                        125,342.50          158,914.30         284,256.80
------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                 15-Jul-13           15-Jun-08
Excess Amortisation Date                                    17-Aug-98           15-Aug-00
------------------------------------------------------------------------------------------------------------
Original Balance                                        85,000,000.00       80,000,000.00
Opening Outstanding Principal Balance                   64,213,470.69       68,661,328.12     132,874,798.81
------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                          83.87%              99.22%
Pool Factors                                                   77.28%              97.64%
------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                   10,041.94           10,737.51          20,779.45
Scheduled Principal Payment                                258,104.24          275,982.27         534,086.51
Supplemental Principal Payment                                      -                   -                  -
------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                        268,146.18          286,719.78         554,865.96
------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                   63,945,324.51       68,374,608.34     132,319,932.85
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                             Subclass            Subclass            Total
Floating Rate Notes                                             C-1                 C-2             Class C

------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                             1.82313%            1.82313%
Applicable Margin                                             1.3500%             2.0500%
Applicable Interest Rate                                     3.17313%            3.87313%
Day Count                                                     Act/360             Act/360
Actual Number of Days                                              29                  29
Interest Amount Payable                                    205,694.09          240,869.60
Step-up Interest Amount Payable                             NA                  NA
------------------------------------------------------------------------------------------------------------
Total Interest Paid                                        205,694.09          240,869.60         446,563.69
------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                 15-Jul-13           15-Jun-08
Excess Amortisation Date                                    17-Aug-98           15-Aug-00
------------------------------------------------------------------------------------------------------------
Original Balance                                        85,000,000.00       80,000,000.00
Opening Outstanding Principal Balance                   80,470,824.76       77,201,264.89     157,672,089.65
------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                          98.70%              98.75%
Pool Factors                                                   94.43%              96.24%
------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                           -                   -                  -
Scheduled Principal Payment                                227,634.64          232,002.89         459,637.53
Supplemental Principal Payment                                      -                   -                  -
------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                        227,634.64          232,002.89         459,637.53
------------------------------------------------------------------------------------------------------------
Redemption Amount                                                   -                   -
- amount allocable to principal                                     -                   -
- amount allocable to premium                                       -                   -
------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                   80,243,190.12       76,969,262.00     157,212,452.12
------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------

Fixed Rate Notes                                                D-2

---------------------------------------------------------------------
Applicable Interest Rate                                     8.50000%
Day count                                                    30 / 360
Number of Days                                                     30
Interest Amount Payable                                    708,333.33
---------------------------------------------------------------------
Total Interest Paid                                        708,333.33
---------------------------------------------------------------------
Expected Final Payment Date                                 15-Mar-14
Excess Amortisation Date                                    15-Jul-10
---------------------------------------------------------------------
Original Balance                                       100,000,000.00
Opening Outstanding Principal Balance                  100,000,000.00
---------------------------------------------------------------------
Extended Pool Factors                                         100.00%
Expected Pool Factors                                         100.00%
---------------------------------------------------------------------
Extended Amount                                                     -
Expected Pool Factor Amount                                         -
Surplus Amortisation
---------------------------------------------------------------------
Total Principal Distribution Amount                                 -
---------------------------------------------------------------------
Redemption Amount                                                   -
- amount allocable to principal                                     -
                                                      ---------------
- amount allocable to premium                                       -
---------------------------------------------------------------------
Closing Outstanding Principal Balance                  100,000,000.00
---------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                          15-Oct-02
Current Calculation Date                       8-Oct-02
Previous Payment Date                         16-Sep-02
Previous Calculation Date                     10-Sep-02
-------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period              15-Oct-02
End of Interest Accrual Period                15-Nov-02
Reference Date                                11-Oct-02

------------------------------------------------------------------------------------------------------------------------------------

                                                 A-2           A-3          A-4         B-1          B-2          C-1         C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                              1.80000%      1.80000%     1.80000%    1.80000%     1.80000%     1.80000%    1.80000%
Applicable Margin                              0.3200%       0.4600%      0.5200%     0.6000%      1.0500%      1.3500%     2.0500%
Applicable Interest Rate                       2.1200%       2.2600%      2.3200%     2.4000%      2.8500%      3.1500%     3.8500%

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------

Fixed Rate Notes                                 D-1

-------------------------------------------------------

Actual Pool Factor                             100.00%

-------------------------------------------------------


7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                          A-2           A-3          A-4         B-1          B-2          C-1         C-2

------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance       132,025.49    550,579.48   147,959.56   64,213.47    68,661.33    80,470.82   77,201.26
Total Principal Payments                      2,047.49      4,372.59            -      268.15       286.72       227.63      232.00
Closing Outstanding Principal Balance       129,978.00    546,206.89   147,959.56   63,945.32    68,374.61    80,243.19   76,969.26

Total Interest                                  227.93      1,234.38       279.28      125.34       158.91       205.69      240.87
Total Premium                                  0.0000%       0.5000%      0.0000%     0.0000%      0.0000%      0.0000%     0.0000%

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------

(b) Fixed Rate Notes                            D-2

-------------------------------------------------------

Opening Outstanding Principal Balance       100,000.00
Total Principal Payments                             -
Closing Outstanding Principal Balance       100,000.00

Total Interest                                  708.33
Total Premium                                        -

-------------------------------------------------------

                                                                        Item 24


                               POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in-Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                            /s/ G. Adrian Robinson
                                               ----------------------------
                                               G. Adrian Robinson

                                               Witness: /s/ B. C. Robins
                                                        -------------------


Dated: 24 July 2002                            /s/ Peter Sokell
                                               ----------------------------
                                               Peter Sokell

                                               Witness: /s/ B. C. Robins
                                                        -------------------


Dated: 24 July 2002                            /s/ Kenneth N. Peters
                                               ----------------------------
                                               Kenneth N. Peters

                                               Witness: /s/ B. C. Robins
                                                        -------------------


Dated: 24 July 2002                            /s/ M. John McMahon
                                               ----------------------------
                                               M. John McMahon

                                               Witness: /s/ B. C. Robins
                                                        -------------------


Dated: 9 August 2002                           /s/ Sean Brennan
                                               ----------------------------
                                               Sean Brennan

                                               Witness: Marian Kennedy
                                                        -------------------